As filed with the Securities and Exchange Commission on November 8, 1999
                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-33779

Supplement dated November 8, 1999
to Prospectus dated August 22, 1997

                                      2,342

                             TYCO INTERNATIONAL LTD.

                                  COMMON SHARES
                          ----------------------------


         This prospectus supplement relates to an aggregate of 2,342 common shares, nominal value US$0.20 per share of Tyco International Ltd., a Bermuda company, offered by a certain shareholder of Tyco.

         You should read this prospectus supplement in conjunction with Tyco's prospectus dated August 22, 1997.

         Tyco common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol TYC and on the London Stock Exchange under the symbol TYI. On November 5, 1999, the last sale price of the common shares, as reported on the New York Stock Exchange, was $39.1875.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

         Shares may be offered by the selling shareholder from time to time in one or more transactions through ordinary brokerage transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. Tyco will not receive any of the proceeds from the sale by the selling shareholder.

         Tyco has agreed to indemnify the selling shareholder against certain liabilities, including liabilities under the Securities Act of 1933.

                           --------------------------

                 The date of this supplement is November 8, 1999

         No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Tyco or the selling shareholder. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus, nor any sale made hereunder and thereunder shall, under any circumstance, create any implication that there has been no change in the affairs of Tyco since the date hereof or that information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                           --------------------------

                               Selling Shareholder

         The shares offered by the selling shareholder were issued upon exercise of A Warrants and B Warrants to acquire Tyco common shares. For a discussion of these warrants, see "Selling Shareholders--The Kendall Selling Securityholders" in the prospectus.

         The following table sets forth the name of the selling shareholder, the number of Tyco common shares beneficially owned by the selling shareholder as of the date of this prospectus supplement and the number of Tyco common shares offered hereby.

                                         Common Shares        Common Shares
                                      Beneficially Owned     Offered Hereby

Name of Shareholder
Westhrift Life Insurance                     2,342              2,342(1)

-----------------------
(1) Shares acquired upon the exercise of A Warrants to acquire 1,130 shares and B Warrants to acquire 1,212 shares.

                              Current Developments

Acquisition of Raychem Corporation

         On August 12, 1999, Tyco consummated its acquisition of Raychem Corporation. In the transaction, a subsidiary of Tyco paid approximately $1.45 billion in cash and delivered approximately 32.4 million Tyco common shares to Raychem stockholders and assumed approximately $590 million of Raychem debt. Raychem, with fiscal 1998 revenues of $1.8 billion, is a leading international designer, manufacturer and distributor of high-performance electronics products for OEM businesses, and for a broad range of specialized telecommunications, energy and industrial applications, and will be integrated within Tyco's Telecommunications and Electronics group (formerly the Electrical and Electronic Components group). Tyco has accounted for the acquisition as a purchase.

Disposition of Assets

         On August 17, 1999, Tyco announced the completion of the sale of certain businesses within its Flow Control Products division, including The Mueller Company and Grinnell Supply Sales and Manufacturing, for approximately $810 million in cash.

Private Sale of Notes

         In August 1999, a subsidiary of Tyco consummated the private sale of $500 million aggregate principal amount of its floating rate notes due

2000, $500 million aggregate principal amount of its floating rate notes due 2001, $1 billion aggregate principal amount of 6 7/8% notes due 2002 and (Y)10 billion (approximately $89.7 million) aggregate principal amount of 0.57% notes due 2000. The net proceeds of approximately $2.08 billion were used to repay a portion of the borrowings under the $3.90 billion commercial paper program of the issuing subsidiary.

Pending Acquisition of AFC Cable Systems, Inc.

         On August 31, 1999, Tyco announced that a subsidiary had entered into a merger agreement to acquire AFC Cable Systems, Inc., a manufacturer of prewired armor cable. The merger agreement provides that AFC Cable stockholders will receive a fraction of a Tyco share valued at $45.00 per share for each share of AFC Cable. The value of a Tyco share for these purposes will be an average of the daily volume weighted average of the per share selling prices on the New York Stock Exchange of Tyco common shares over the five consecutive trading days ending on November 16, 1999, the fourth trading day before the AFC Cable stockholders meeting. If the average share price is less than $45.59, the merger agreement may be terminated under certain circumstances. The closing price of Tyco common shares on the New York Stock Exchange on the date of this document was less than $45.59. The transaction is contingent upon customary regulatory review and approval by AFC Cable stockholders. A meeting of AFC Cable stockholders to vote on the transaction is scheduled to be held on November 22, 1999.

Pending Acquisition of Siemens EC

         On September 28, 1999, Tyco announced that it had entered into a definitive agreement to acquire Siemens Electromechanical Components GmbH & Co. KG from Siemens AG for approximately $1.1 billion in cash. Siemens EC, with annual sales of approximately $900 million, is the world market leader for relays and one of the world's leading providers of components to the communications, automotive, consumer and general industry sectors. Consummation of the transaction is subject to regulatory approval.

                                  Legal Matters

         The validity of the Tyco common shares offered hereby has been passed upon for Tyco by Appleby, Spurling & Kempe.

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